SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                               SCHEDULE 14D-9

                               (Rule 14d-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                            --------------------

                            HARTMARX CORPORATION
                         (Name of Subject Company)
                            HARTMARX CORPORATION
                    (Name of Person(s) Filing Statement)
                            --------------------

                  Common Stock, par value $2.50 per share
                       (Title of Class of Securities)
                            --------------------

                                 417119104
                   (CUSIP Number of Class of Securities)
                            --------------------

                              Taras R. Proczko
              Vice President, Corporate Counsel and Secretary
                            Hartmarx Corporation
                            101 N. Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 357-5321
          (Name, address and telephone number of person authorized
            to receive notice and communication on behalf of the
                        person(s) filing statement).
                            --------------------

                              With a copy to:

                          Charles W. Mulaney, Jr.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700


[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.



                        Hartmarx finds Lincoln Suit
                 Without Merit; Reiterates That Discussions
                           With Lincoln Are Over


         Chicago, Illinois, September 14, 2001 - - Hartmarx Corporation (NYSE: HMX) announced that The Lincoln Company's lawsuit against it and certain of its directors is without merit and that Hartmarx will continue to vigorously pursue its claims against Lincoln, Spencer Hays and A. Robert Abboud. Hartmarx remains convinced that when Lincoln publicly announced its offer for Hartmarx on August 13, 2001 and filed it with the Securities and Exchange Commission under the tender offer rules, Lincoln neither had the arranged financing it claimed nor had the intent to commence and complete a $4.50 per share tender offer for Hartmarx within a reasonable period of time. Mr. Raymond Farley, Chairman of Hartmarx's Committee of Independent Directors, stated: "If Lincoln had financing arranged on August 13th for the acquisition of Hartmarx, I believe it would have produced its commitment letters long ago rather than refusing to do so and now filing frivolous litigation. If Lincoln really intended to commence a tender offer at $4.50 per share in compliance with the federal securities laws, it should have done so by now."

         "Lincoln's actions over the last 18 months and its recent lawsuit demonstrate that Hartmarx's Board of Directors was right in terminating discussions about Lincoln's proposal:

         o While Lincoln has asserted in the past that 'it will not be deterred' from pursuing its $4.50 per share offer, its lawsuit now describes its August 13 proposal as a 'preliminary offer.' Preliminary to what?

         o Lincoln has consistently filed its communications with the Securities and Exchange Commission under the tender offer rules; Mr. Hays' letter of August 15, 2001 refers to a 'merger and tender agreement' and his attorney's letter of August 28 states that Lincoln's proposed acquisition agreement will provide for a tender offer for Hartmarx shares. Without any explanation, Lincoln's lawsuit now states flatly that its offer 'is not a tender offer.' When did Lincoln change its mind?

         o While initially representing that it wanted only 'limited' due diligence to 'be conducted in as short a period as three weeks,' Lincoln delivered an oppressive preliminary demand for seven years' worth of information in 107 categories for each Hartmarx subsidiary - a demand that would take months rather than weeks to satisfy.

         o For weeks after making its proposal, Lincoln refused to identify its owners or its sources of financing as would be required if it commenced a tender offer. Lincoln claimed, without a satisfactory explanation, that such information was 'confidential.' Changing its mind after Hartmarx brought suit, on September 7, 2001, Lincoln publicly identified its purported sources of debt and equity financing. Reversing direction yet again, in its own lawsuit Lincoln now wants a protective order to guard against disclosure of its debt and equity financing. What is 'confidential' about the alleged financing sources Lincoln has already publicly disclosed in a press release?

         o Mr. A. Robert Abboud, a Lincoln principal, joined Lincoln in bringing suit against certain Hartmarx directors for alleged breaches of fiduciary duty in adopting a stockholder rights plan in 1995, providing for the surrender of certain stock options and administering retirement, investment and employee stock ownership plans that hold Hartmarx shares. Each of the actions complained of occurred while Mr. Abboud was a director of Hartmarx. Mr. Abboud voted for each of these alleged breaches of fiduciary duty. Mr. Abboud, the shareholder, apparently does not see the contradiction in his lawsuit alleging breaches of fiduciary duty by Mr. Abboud, the director."

         Mr. Farley concluded: "Lincoln's misleading and contradictory statements and behavior have convinced Hartmarx's Board of Directors that Lincoln is not a company we can responsibly do business with. We will not allow our business and employees to be distracted any further. We will continue to defend our shareholders from Lincoln's false and misleading statements and to work with our advisors, Bear Stearns, to explore all strategic alternatives to maximize shareholder value."

         Hartmarx produces and markets business, casual and golf apparel products under its own brands including Hart Schaffner & Marx, Hickey-Freeman, Palm Beach, Coppley, Cambridge, Keithmoor, Racquet Club, Naturalife, Pusser's of the West Indies, Royal, Brannoch, Riserva, Sansabelt, Barrie Pace, and Hawksley & Wight. In addition, the Company has certain exclusive rights under licensing agreements to market selected products under a number of premier brands such as Austin Reed, Tommy Hilfiger, Kenneth Cole, Burberry men's tailored clothing, Ted Baker, Pringle of Scotland, Bobby Jones, Jack Nicklaus, Claiborne, Evan-Picone, Pierre Cardin, Perry Ellis, KM by Krizia, and Daniel Hechter. The Company's broad range of distribution channels includes fine specialty and leading department stores, value-oriented retailers and direct mail catalogs.

         THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SEC. HARTMARX'S STOCKHOLDERS WILL BE ABLE TO OBTAIN SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HARTMARX URGES ITS STOCKHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH PROPOSAL.